Mail Stop 3-8


								March 21, 2005


By Facsimile and U.S. Mail

John Loyack
Chief Financial Officer, Sr. VP
PNM Resources Inc.
Alvarado Square
Albuquerque, NM 87158

		RE:	PNM Resources Inc.
			File No. 333-32170
			Form 10-K for the year ended December 31, 2004



Dear Mr. Loyack:

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*************





FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Utility Operations, page 3

2. Please tell us whether you have any excise or similar type taxes.
Please indicate whether you consider payments for franchise agreements similar to an excise tax including how such taxes are levied on the customer. To the extent you have excise or excise type taxes you should disclose in a footnote whether you are presenting your collections and payments of these fees on a gross or net basis.
If they are presented on a gross basis, also disclose the amounts of
fees included in each revenue and expense caption.  See Rule 5-
03.1
of Regulation S-X.

Note 13. Asset Retirement Obligations, page F-75

3. We note your disclosure that upon implementation of SFAS 143 the
net difference between the amounts determined to represent legal
AROs
under SFAS 143 and the Company`s previous method of accounting for decommissioning costs were recognized as a cumulative income effect of a change in accounting principle. In this regard, we note that you had dis-applied SFAS 71 on December 31, 1999, and pursuant to the
Global Electric Agreement, reapplied FAS 71 in the first quarter of
2003. We further note that two of your nuclear generating units currently are included in rate base, and one is excluded. In this regard, explain to us the historical rate recovery of decommissioning costs of these three specific nuclear units. If decommissioning costs were previously collected in rates on unit three, please explain if the regulator has approved the company`s retention of such amounts or whether you would have to refund decommissioning costs if
not utilized.  We assume no cumulative income effect was recorded on
units in rate base.  If otherwise, please explain.  In short, please
explain your basis for recording a cumulative effect upon adoption of
SFAS 143 as opposed to a regulatory liability.   If you obtained
the
opinion of regulatory council as to the potential regulatory treatment, please summarize the opinion. We may have further comment.

Note 10. Pension and Other Postretirement Benefits, page F-64

4. Please explain to us how you calculate the market related value of
plan assets as that term is defined in SFAS 87.   Since there are
alternative ways to calculate the market value of plan assets and it has a direct impact on your pension expense, we believe you should disclose how you determine this amount in future filings.



Note 14. Commitments and Contingencies, page F-76

5. We note your disclosure regarding your twenty year operating lease arrangement for the output of a gas-fired generating plant. You further disclosed that the natural gas used to generate the output is procured on the open market by Wholesale. In this regard, please describe your procurement arrangement for providing natural gas to this entity. Tell us whether your operating lease payments under this arrangement are fixed and whether you consider this a variable interest in the entity. Please be detailed in your analysis. Furthermore, if you are assuming fuel risk associated with your gas procurement arrangement then please provide to us your FIN 46R analysis with respect to this variable interest. Finally given the length of the lease and output requirements, show us how it doesn`t meet the requirements of a capital lease under paragraph 7 of SFAS No. 13. We may have further comment.

	As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.




	If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 824-5562 or, in his absence, to the undersigned at (202) 942-1885. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 942-1900.

							Sincerely,



							Jim Allegretto
							Senior Assistant Chief
Accountant


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March 22, 2005
Page 4